UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Ra Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

74933V 10 8

(CUSIP Number)

Peter Haahr

Novo Holdings A/S

Tuborg Havnevej 19

Hellerup, Denmark DK-2900

+45 3527 6592

Copy to:

B. Shayne Kennedy, Esq.

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, CA 92626

Telephone: (714) 540-1235

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 16, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 74933V 10 8

1.	Name of Reporting Person: Novo Holdings A/S
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Denmark
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 2,031,562
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 2,031,562
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,031,562
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 6.5% (1)
14.	Type of Reporting Person: CO

(1)	Based upon 31,026,684 shares of Common Stock outstanding following the Issuer’s public offering of 8,400,000 shares (and excluding the underwriters’ option to purchase 1,260,000 additional shares) as reported in the Issuer’s Prospectus filed pursuant to Rule 424(b)(5) with the Securities and Exchange Commission (the “SEC”) on February 16, 2018.

This amendment (“Amendment No. 2”) amends the Schedule 13D originally filed with the SEC on November 2, 2016, as subsequently amended by Amendment No. 1 filed with the SEC on August 23, 2017 (collectively, the “Schedule”) to update the directors and executive officers of the Reporting Person on Schedule I, and to report a decrease in beneficial ownership of common stock of the Issuer held by Novo Holdings A/S resulting from an increase in the Issuer’s common stock outstanding. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Amended Schedule.

Item 2.	Identity and Background

(a)    The reporting person is Novo Holdings A/S (“Novo Holdings A/S”), a Danish limited liability company that is wholly owned by Novo Nordisk Foundation (the “Foundation”), a Danish commercial foundation. Novo Holdings A/S is the holding company in the group of Novo companies (currently comprised of Novo Nordisk A/S, Novozymes A/S and NNIT A/S) and is responsible for managing the Foundation’s assets, including its financial assets. Based on the governance structure of Novo Holdings A/S and the Foundation, the Foundation is not deemed to have any beneficial ownership of the securities of the Issuer held by Novo Holdings A/S.

(b)    The business address of both Novo Holdings A/S and the Foundation is Tuborg Havnevej 19, 2900 Hellerup, Denmark. The residence or business address of each director and executive officer of both Novo Holdings A/S and the Foundation is set forth on Schedule I to this Amendment No. 2.

(c)    Novo Holdings A/S, a holding company that is responsible for managing the Foundation’s assets, provides seed and venture capital to development stage companies and invests in well-established companies within the life science and biotechnology sector. The Foundation is a Danish self-governing and profit-making foundation, whose objectives are to provide a stable basis for commercial and research activities undertaken by the group of Novo companies and to support scientific, humanitarian and social purposes through grants.

(d)    Within the last five years, neither Novo Holdings A/S, the Foundation, nor any person named in Schedule I has been convicted in any criminal proceedings.

(e)    Within the last five years, neither Novo Holdings A/S, the Foundation, nor any person named in Schedule I was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.	Interest in Securities of the Issuer

Item 5(a) of the Schedule is amended and replaced in its entirety as follows:

(a)    Novo Holdings A/S beneficially owns 2,031,562 shares of Common Stock (the “Novo Shares”), representing approximately 6.5% of the Issuer’s outstanding Common Stock, based upon 31,026,684 shares of Common Stock outstanding following the Issuer’s public offering of 8,400,000 shares (and excluding the underwriters’ option to purchase 1,260,000 additional shares) as reported in the Issuer’s Prospectus filed pursuant to Rule 424(b)(5) with the SEC on February 16, 2018.

Item 5(b) of the Schedule is amended and replaced in its entirety as follows:

(b)    Novo Holdings A/S is a Danish limited liability company wholly owned by the Novo Nordisk Foundation. Novo Holdings A/S, through its Board of Directors (the “Novo Board”), has the sole power to vote and dispose of the Novo Shares. The Novo Board, currently comprised of Sten Scheibye, Francis Michael Cyprian Cuss, Goran Ando, Jean-Luc Butel, Jeppe Christiansen, Steen Riisgaard, Lars Rebien Sorensen and Per Wold-Olsen, may exercise voting and dispositive control over the Novo Shares only with the support of a majority of the Novo Board. As such, no individual member of the Novo Board is deemed to hold any beneficial ownership or reportable pecuniary interest in the Novo Shares. Except as described in this Amendment No. 2, neither the Foundation nor any person listed on Schedule I has the power to direct the vote as to, or the disposition of the Novo Shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2018	Novo Holdings A/S

/s/ Peter Haahr
	By:	Peter Haahr
	Its:	Chief Financial Officer

Schedule I

Information regarding each director and executive officer of both Novo Holdings A/S and the Novo Nordisk Foundation is set forth below.

Novo Holdings A/S

Name, Title	Address	Principal Occupation	Citizenship
Sten Scheibye Chairman of the Board	Rungsted Strandvej 197C 2960 Rungsted Kyst Denmark	Professional Board Director	Denmark

Francis Michael Cyprian Cuss Director	111 Rippling Brook Way, Bernardsville, NJ 07924 USA	Former Executive Vice President and Chief Scientific Officer of Bristol-Myers Squibb	United Kingdom

Göran Ando Director	Essex Woodlands Berkeley Square House Berkeley Square London, W1J 6BD United Kingdom	Self-employed Professional Board Director	Sweden

Jean-Luc Butel Director	235 Arcadia Road, #03-04, 28984 Singapore	Senior Advisor at McKinsey & Company Healthcare Systems & Services	France

Jeppe Christiansen Director	Kollemosevej 37, 2830 Virum, Denmark	Chief Executive Officer Fondsmaeglerselskabet Maj Invest A/S	Denmark

Lars Rebien Sørensen, Director	Søllerødvej 83, Søllerød 2840 Holte Denmark	Professional Board Director	Denmark

Per Wold-Olsen Director	T7B22 Favray Court Tigne Point TP01, Malta	Professional Board Director	Norway

Steen Riisgaard, Director	Hestetangsvej 155, 3520 Farum, Denmark	Professional Board Director	Denmark

Kasim Kutay Chief Executive Officer of Novo Holdings A/S	Bredgade 63, 3.th. 1260 Copenhagen K Denmark	Chief Executive Officer of Novo Holdings A/S	United Kingdom

Peter Haahr Chief Financial Officer of Novo Holdings A/S	Ordrup Have 21 2900 Charlottenlund Denmark	Chief Financial Officer of Novo Holdings A/S	Denmark

Thomas Dyrberg Managing Partner-Ventures	Bengtasvej 9a 2900 Hellerup Denmark	Partner – Ventures, Novo Holdings A/S	Denmark

Michael Shalmi Managing Partner Principal Investments	Stigårdsvej 4 2900 Hellerup Denmark	Head of Principal Investments, Novo Holdings A/S	Denmark

Novo Holdings A/S

Name, Title	Address	Principal Occupation	Citizenship
Dorte Barlebo Madsen Head of People & Organisation,	Hoffmeyersvej 13 2000 Frederiksberg Denmark	Head of People & Organisation, Novo Holdings A/S	Denmark

Morten Beck Jørgensen Managing Director, Financial Investments	Ellesøpark 20, 2950 Vedbæk Denmark	Managing Director, Novo Holdings A/S Financial Investments	Denmark

Søren Møller Managing Partner, Novo Seeds	Ved Furesøen 9 2840 Holte Denmark	Managing Partner, Novo Seeds, Novo Holdings A/S	Denmark

Novo Nordisk Foundation

Name, Title	Address	Principal Occupation	Citizenship
Sten Scheibye Chairman of the Board	Rungsted Strandvej 197C 2960 Rungsted Kyst Denmark	Professional Board Director	Denmark

Steen Riisgaard, Vice Chairman of the Board	Hestetangsvej 155 3520 Farum Denmark	Professional Board Director	Denmark

Birgitte Nauntofte, Chief Executive Officer	Engbakkevej 24 2920 Charlottenlund Denmark	Chief Executive Officer, Novo Nordisk Foundation	Denmark

Anne Marie Kverneland Director	Nybrovej 216 2800 Kgs. Lyngby Denmark	Laboratory technician, Novo Nordisk A/S	Denmark

Bo Ahrén Professor Director	Merkuriusgatan 11 S-224 57 Lund Sweden	Professor of Medicine and Vice Chancellor, Lund University Lund, Sweden	Sweden

Désirée J. Asgreen Director	Strandhaven 206 2665 Vallensbæk Strand Denmark	Project Director Novo Nordisk A/S	Denmark

Lars Bo Køppler Director	Anemonevej 7 3550 Slangerup Denmark	Technician, Novozymes A/S	Denmark

Lars Fugger Director	72 Staunton Road, Headington OX3 7TP Great Britain	Professor, John Radcliffe Hospital University of Oxford, Oxford, Great Britain	Denmark

Lars Henrik Munch, Director	Galionsvej 46 1437 København K	Professional Board Director	Denmark

Lars Rebien Sørensen Director	Søllerødvej 83 Søllerød 2840 Holte Denmark	Professional Board Director	Denmark

Marianne Philip Director	Tranegårdsvej 5 2900 Hellerup Denmark	Attorney	Denmark